UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Ei.Ventures, Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-1871358
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1215 South Kihei Road, #424,

Kihei, Hawaii  96753
(Mailing Address of principal executive offices)

(808) 500-5779

Issuer’s telephone number, including area code

Unless otherwise stated in this report, “we”, “us”, “our”, “Company” and “Ei.Ventures” refer to Ei.Ventures, Inc. and its consolidated subsidiary.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The statements contained in this report that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this report may include, for example, statements about our:

●	lack of operating history;

●	reliance on third parties for research;

●	results of operation;

●	ability to manage growth;

●	regulatory or operational risks;

●	success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	capital structure;

●	ability to obtain additional financing when and if needed; and

●	liquidity.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The condensed consolidated financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

Overview

The Company is in the very earliest stages of development. We do not expect to generate significant revenue for at least the next few years due to research and development and general and administrative expenses. The following discussion and analysis should be read in conjunction with our condensed financial statements and notes thereto contained elsewhere in this filing. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that all our expenses will increase substantially as we:

●	continue our research and development efforts;

●	contract with third-party research organizations to management our pre-clinical and clinical trials for our drug candidates;

●	outsource the manufacturing of our drug candidates for pre-clinical studies and clinical trials;

●	seek to obtain regulatory approvals for our drug candidates;

●	maintain, expand and protect our intellectual property portfolio;

●	add operational, financial and management information systems and personnel to support our research and development and regulatory efforts; and

●	operate as a public company.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our drug candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization any of our current or future drug candidates. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of the proceeds of our Regulation A Offering (defined below), additional equity offerings or debt financings, collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our drug candidates.

Components of Results of Operations

General and Administrative Expenses

General and administrative expenses consist primarily of:

●	personnel expenses, including, advisor fees, travel, and other expenses incurred by personnel in executive and administrative functions;

●	share-based compensation expenses resulting from the equity awards granted to employees engaged in executive and administrative functions; and

●	legal and professional fees, including consulting, accounting and audit services.

Research and Development Expenses

Research and Development expenses consist primarily of:

●	development costs, including expenses incurred developing relationships with contract research organizations, or CROs and CMOs, as well as investigative sites and consults that will conduct our clinical trials, preclinical studies and other scientific development sites;

●	personnel expenses, including salaries, and travel expense for employees engaged in research and development functions; and

●	other expenses, including costs related to compliance with regulatory requirements, costs of outside consultants, including their fees, share-based compensation and related travel expenses.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected on our financial statements as prepaid expense or accrued research and development expenses.

Research and development activities are central to our business model. Product or therapeutic candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) expedite the clinical development for our investigational psilocybin therapy; (ii) fund research for our investigational psilocybin therapy in other neuropsychiatric indications; (iii) seek to develop digital technologies to complement and augment our therapies, and seek to access other novel drug candidates for development in neuropsychiatric and related indications; (iv) improve the efficiency and scalability of our third-party manufacturing processes and supply chain; and (v) build our third-party or in-house process development, analytical and related capabilities, increase personnel costs and prepare for regulatory filings related to our potential or future therapeutic candidates.

Sales and Marketing Expenses

Our marketing expenses consist primarily of costs incurred to promote the Regulation A Offering and build our brand awareness through various online paid advertising channels, including digital and social media, podcasts, and email.

Sales and marketing expenses consist primarily of personnel costs for employees and contractors directly associated with our sales and marketing activities including share-based compensation expenses, advertising expenses, public relations, trade shows, travel expenses, and marketing and promotional activities. We expect our sales and marketing expenses to continue to increase in absolute dollars for the foreseeable future as we expand our sales and marketing efforts and continue to promote our Regulation A Offering and our brand, although these expenses may fluctuate depending on the timing of these expenses.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 2 to our financial statements appearing in Item 3 of this report. We believe that the accounting policies are critical for fully understanding and evaluating our financial condition and results of operations.

Net Loss Per Share

Basic net loss per common share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Since the Company was in a loss position for all periods presented, basic net loss per share is the same as dilutive net loss per share as the inclusion of all potential dilutive common shares which consist of stock options and warrants, would be anti-dilutive.

Results of Operations

Six Months ended June 30, 2022 Compared to Six Months ended June 30, 2021

The following table summarizes our results of operations for the six months ended June 30, 2022 and 2021 (dollars in thousands, except share amounts):

	Six months Ended June 30,		$	%
	2022	2021	Change	Change
Revenues	$-	$-	$-	-
Operating expenses:
General and administrative	(7,170)	(382)	(6,788)	1777%
Sales and marketing	(1,560)	(290)	(1,270)	438%
Research and development	(229)	(93)	(136)	146%
Impairment of digital assets	(1,379)	-	(1,379)	100%
Depreciation	(9)	(0.5)	(8.5)	1849%

Total operating expenses	(10,347)	(765)	(9,582)	1253%

Loss from operations	(10,347)	(765)	(9,582)	1253%
Other income (expense):
Interest	(0.02)	(0.01)	(0.01)	122%

Net loss	$(10,347)	$(765)	$(9,582)	1252%

Net loss per share of voting and non-voting common stock, basic and diluted	$(0.17)	$(0.01)	$(0.16)	1600%

Weighted-average shares outstanding, basic and diluted	62,227,949	60,000,000	2,227,949	4%

Revenue

We did not generate any revenue in the six months ended June 30, 2021 nor the six months ended June 30, 2022. Our ability to generate product revenues in the future will depend almost entirely on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more drug candidates in the United States.

Operating Expenses

General and Administrative Expenses

Selling, general and administrative expenses increased by $6.8 million, or 1777%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily driven by payroll worth $0.9 million, consulting charges of $1.5 million and stock based compensation of $2.3 million for options provided to employees.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our drug candidates.

Sales and Marketing Expenses

Sales and marketing expenses increased by $1.3 million, or 438%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily driven by $0.6 million worth advertising and consulting services.

Research and Development Expenses

Research and development expenses increased by $0.1 million, or 146% due to increased research and development activities.

Depreciation and amortization expense

Depreciation expense increased due to purchase of property and equipment.

Impairment expense

The Company’s intangible assets consist of virtual real estate in the metaverse acquired during 2021 and is considered to have an indefinite life. The Company’s virtual assets are presented at cost, less impairment. The impairment charge during the half year ended June 30, 2022 was $1,379,452.

Net Loss

Net loss increased by $9.5 million, or 1252% for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily driven by the factors described above.

Liquidity and Capital Resources

As of June 30, 2022 the Company had 6,986,188 in liquid assets. The Company is not generating revenue and has incurred net losses since its inception that totaled approximately $19,836,000 as of June 30, 2022 and the Company expects to incur additional losses for the foreseeable future. During the six months ended June 30, 2022, the Company used net cash in operating activities of approximately $5,899,000. As of June 30, 2022, the Company had approximately $6,569,000 of cash. At the current cash burn rate, the Company only has enough cash to fund its operations through the end of 2022. Management plans to raise additional capital through the sale of equity. If management is unable to raise adequate capital through the sale of equity, the Company will be required to significantly curtail its operations and it could impact the Company's ability to continue as a going concern.

Based upon our current operating plan, we anticipate raising capital through private placements and/or public offerings in compliance with applicable securities laws to fund our operating expenses. Based on our current financial resources, our expected level of operating expenditures, we believe that we will be able to fund our projected operating requirements for at least the next 12 months.  Because of the numerous risks and uncertainties associated with the research, development commercialization and legalization of our psilocybin-based products, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our initial drug candidates.

Our future capital requirements will depend on many factors, including:

●	the progress, costs, results and timing of our psilocybin-based products’ research and development, pre-clinical studies and future clinical trials, and the clinical development of our psilocybin-based products for other potential indications beyond their initial target indications;

●	the willingness of state and federal regulators to accept psilocybin-based products, including the Food and Drug Administration (“FDA”) and Health Canada (“HC”) to accept our future psilocybin-based products;

●	the outcome, costs and timing of seeking and obtaining federal and state regulatory approvals, including with the FDA and HC;

●	the number and characteristics of psilocybin-based products that we pursue;

●	the ability of our psilocybin-based products to progress through clinical development successfully;

●	our need to expand our research and development activities;

●	the costs associated with securing and establishing commercialization and manufacturing capabilities;

●	the costs of acquiring, licensing or investing in businesses, products, and technologies;

●	our ability to maintain, expand and defend the scope of our licensed intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

●	need and ability to hire additional management and employees and scientific and medical personnel;

●	the effect of competing technological and market developments;

●	our need to implement internal systems and infrastructure, including financial and reporting systems; and

●	the economic and other terms, timing and success of any collaboration, licensing or other arrangements into which we may enter in the future.

Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our cash needs through a combination of the proceeds of the Regulation A Offering, equity offerings or debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt and equity securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or to grant licenses on terms that may not be favorable to us.

Private Placement

On July 5, 2022, the Company commenced a private placement in reliance on Rule 506(c) of Regulation D and Regulation S of the Securities Act. The Company is seeking to sell up to 1,012,145 shares of Common Stock at a price of $4.94 per share, for total proceeds of $5 million. As of the date of this Report, the Company has sold 168,756 shares and received gross proceeds of $833,655 in connection with sales under Regulation D and has sold 15,440 shares and received gross proceeds of $76,274 in connection with sales under Regulation S.

Regulation A Offering

The Company commenced an offering on March 22, 2021, qualifying the offer and sale of up to 10,121,457 shares of its Common Stock pursuant to Regulation A of the Securities Act (the “Regulation A Offering”) for up to $50 million in gross proceeds. The Regulation A Offering terminated on March 22, 2022. As of June 30, 2022, the Company had received gross proceeds of $21,582,356 pursuant to the Regulation A Offering and had issued 4,368,898 shares of Common Stock. As of that date, the Company recorded $264,161 in advances for the sale of common stock on its balance sheet, which represents the remaining proceeds to be issued to the Company. Of that advance, $105,877 has been received by the Company and $158,284 had been paid by the investors to our escrow agent but was receivable from our escrow agent as of June 30, 2022 and is reflected as another receivable on the balance sheet.

Issuances of SAFE securities

Between October 2020 and February 2021, the Company entered into simple agreements for future equity (“SAFE Securities”), in reliance on Regulation CF, Regulation S, Regulation D and Section 4(a)(2) of the Securities Act, with investors for total proceeds of $1,583,589.18 to raise capital for general business purposes. The Regulation A Offering triggered the conversion of the SAFE Securities. The proceeds of these issuances were used for legal and marketing expenses related to the Regulation A Offering. On or about April 1, 2022, the SAFEs converted as a result of the Regulation A Offering into shares of the Company at a valuation cap of $111,000,000. The total number of shares issued to the holders of SAFE Securities was 955,471.

Off-Balance Sheet Arrangements

The Company did not have during the periods presented, and it does not currently have, any off-balance sheet arrangements as defined under SEC rules.

Recent Accounting Pronouncements

The Company has reviewed other recent accounting pronouncements and concluded they are either not applicable to the business or no material effect is expected on the financial statements as a result of future adoption.

Item 2. Other Information

Merger Agreement

As disclosed in a Current Report on Form 1-U filed on May 21, 2022, on May 17, 2022, the Company entered into an agreement and plan of merger (the “Merger Agreement”), by and among the Company and PSLY.COM, INC. (“Parent”), a Delaware corporation, MYCOTOPIA THERAPIES INC., a Nevada corporation (“MTI”), SILLY MERGER SUB M INC., a Nevada corporation and a wholly-owned Subsidiary of Parent, SILLY MERGER SUB E INC., a Delaware corporation and a wholly-owned Subsidiary of Parent, pursuant to which MTI and the Company will be merged with and into subsidiaries of Parent, with Parent wholly owning each of the Company and MTI following such mergers (the “Merger”).

The Merger is subject to several closing conditions that must be met prior to the consummation of the Merger, including the Merger must be approved by the shareholders of both MTI and the Company prior to closing the Merger. Among the closing conditions, Parent common stock must be approved for listing on the NASDAQ Capital Market. Any person who will own 5% or greater of the Parent common stock must also enter into a Lockup Agreement.

Upon consummation of the Merger, each share of the Company’s common stock, par value $0.0001 per share, shall be converted into the right to receive a number of fully paid and nonassessable shares of common stock, par value $.0001 per share, of Parent equal to (i) the sum of $360,000,000 (Three Hundred Sixty Million Dollars) plus the amount of funds raised by EVI under its Regulation A offering since December 6, 2021 and under its Regulation D offering since March 28, 2022 (ii) divided by $1.56, the result of which is divided by (iii) the product of the total number of shares of EVI Common Stock then issued and outstanding times four (4). Each share of common stock of MTI, par value $.001 per share, issued and outstanding immediately prior to the MTI Effective Time shall be converted into the right to receive 0.25 fully paid and nonassessable share of Parent Common Stock

The majority stockholder of the Company, Orthogonal Thinker, Inc., and the majority stockholder of MTI, eHave Inc., have agreed to vote in favor of the respective mergers contemplated by the Merger Agreement at meetings of the stockholders of the Company and MTI, which the parties intend to hold after a registration statement on Form S-4 is declared effective by the Securities and Exchange Commission (the “Commission”), as further provided in the Merger Agreement. PSLY.COM, Inc. filed a registration statement on Form S-4 with the Commission on August 23, 2022. Subject to the conditions discussed above, the Company estimates that such meetings and the Merger will take place before the end of 2022.

Item 3. Financial Statements

Ei.Ventures, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of June 30, 2022	As of December 31, 2021
Assets
Current assets:
Cash	$6,568,636	$5,642,766
Investments	1,845,311	-
Other receivable	337,664	2,904,485
Prepaid expenses and other current assets	79,888	191,495
Total current assets	8,831,499	8,738,746
Property and equipment, net	77,335	41,005
Intangible assets	278,134	1,657,586
Total assets	$9,186,968	$10,437,337
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$1,706,310	$840,050
Accrued expenses	-	21,173
Simple Agreements for Future Equity (SAFEs)	-	4,720,027
Advances for sale of common stock	-	8,737,145
Total current liabilities	1,706,310	14,318,395
Commitments and contingencies
Stockholders' equity (deficit):
Common stock, $.0001 par value: 100,000,000 shares authorized, 66,696,797/61,272,478 shares outstanding	6,669	6,127
Additional paid in capital	27,310,033	5,601,408
Accumulated deficit	(19,836,044)	(9,488,593)
Total stockholders' equity (deficit)	7,480,658	(3,881,058)
Total liabilities and stockholders' equity (deficit)	$9,186,968	$10,437,337

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Ei.Ventures, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$-	$-	$-	$-
Operating expenses:
General and administrative	5,161,928	211,608	7,169,972	382,187
Sales and marketing	233,252	166,530	1,560,406	289,778
Research and development	157,673	39,167	228,770	92,879
Impairment of digital asset	698,569	-	1,379,452	-
Depreciation and amortization	4,416	268	8,831	453
Total operating expenses	6,255,838	417,573	10,347,431	765,297
Operating loss	(6,255,838)	(417,573)	(10,347,431)	(765,297)
Other income (expense):
Interest	(20)	-	(20)	(9)
Net loss	(6,255,858)	(417,573)	(10,347,451)	(765,306)
Basic/diluted loss per share	(0.10)	(0.01)	(0.17)	(0.01)
Number of weighted average shares outstanding	62,227,949	60,000,000	62,227,949	60,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Ei.Ventures, Inc.

Condensed Consolidated Statements of Stockholders' Equity (Deficit)

(Unaudited)

					Total
			Additional		Stockholders'
	Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)
Balance, January 1, 2021	60,000,000	$6,000	$(6,000)	$(666,974)	$(666,974)
APIC - Funding Costs	-	-	(610,272)	-	(610,272)
Net loss	-	-		(347,733)	(347,733)
Balance at March 31, 2021	60,000,000	6,000	(616,272)	(1,014,707)	(1,624,979)
APIC - Funding Costs	-	-	(187,168)	-	(187,168)
Net loss	-	-	-	(417,573)	(417,573)
Balance at June 30, 2021	60,000,000	$6,000	$(803,440)	$(1,432,280)	$(2,229,720)

Balance, January 1, 2022	61,272,478	$6,127	$5,601,408	$(9,488,593)	$(3,881,058)
Net loss	-	-	-	(4,091,593)	(4,091,593)
APIC - Funding Costs	-	-	(607,470)	-	(607,470)
Proceed from Sale of Common Stock	955,471	101	494,602	-	494,703
Stock-based compensation	-	-	1,400,515	-	1,400,515
Balance at March 31, 2022	62,227,949	6,228	6,889,055	(13,580,186)	(6,684,903)
Net loss	-	-	-	(6,255,858)	(6,255,858)
APIC - Funding Costs	-	-	(127,251)	-	(127,251)
Proceeds from Sale of Common Stock	4,468,848	441	19,602,180	-	19,602,621
Stock-based compensation	-	-	946,049	-	946,049
Balance at June 30, 2022	66,696,797	$6,669	$27,310,033	$(19,836,044)	$7,480,658

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Ei.Ventures, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

For the Six Months Ended June 30,

	2022	2021
Cash flow from operating activities:
Net loss	$(10,347,451)	$(765,306)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	2,346,564	-
Impairment of intangible asset	1,379,452	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(67,313)	(193,723)

Accrued expenses	(6,433)	-
Accounts payable	796,050	937,474
Net cash used in operating activities	(5,899,131)	(21,555)
Cash flow from investing activities:
Purchases of property and equipment	(36,332)	(2,764)
Investments	(1,845,311)	-
Net cash used in investing activities	(1,881,643)	(2,764)
Cash flows from financing activities
Convertible notes	2,723,979	-
Net proceeds from issuance of common stock	5,982,665	214,035
Net cash provided by financing activities	8,706,644	214,035
Net change in cash	925,870	189,716
Cash at the beginning of the period	5,642,766	62,169
Cash at the end of the period	$6,568,636	$251,885

Ei.Ventures, Inc.

Non-Cash Disclosures

(Unaudited)

For the Six Months Ended June 30, 2022

2022
Funds Receivable	(2,882,263)
Suspense	158,284
Additional paid in-capital	(734,721)
Unissued funds	8,946,663
Additional paid up capital	494,702
Net proceeds from issuance of common stock	5,982,665

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Notes to the Financial Statements

For the Six Months Ended June 30, 2022 and 2021

1.	NATURE OF THE BUSINESS

1.1	Ei.Ventures, Inc., a Delaware corporation together with its wholly owned subsidiary Pluto 11.11, Inc. (collectively, the “Company”), is a start-up company that was incorporated on May 3, 2019, with the ambition to engage in the discovery, development and commercialization of regulatory approved, plant-derived, psychoactive, and non-psychoactive therapeutic compounds that address global mental healthcare needs and to invest in companies and funds that are doing that. In April, 2022, Ei. formed a subsidiary, Pluto11.11, Inc., a Delaware corporation, (“Pluto11.11”), to focus on emerging technologies such as the Metaverse, blockchain technologies and Web3. Pluto 11.11’s mission is to engage and further development of these technologies, specifically investing in physical assets in the Metaverse.

2.	BASIS OF PREPARATION

2.1	The accompanying condensed consolidated financial statements (the “Financial Statements”) include the accounts of Ei.Ventures, Inc. (Ei) and its wholly owned subsidiary. All significant intercompany accounts have been eliminated. These accompanying interim financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and have not been audited or reviewed. Certain information and footnote disclosures that are usually included in financial statements prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) have been either condensed or omitted in accordance with SEC rules and regulations. The accompanying condensed consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of our financial position as of June 30, 2022 and December 31, 2021 and the results of operations for the three and six months ended June 30, 2022 and 2021 and cash flows for the six months ended June 30, 2022 and 2021. The results of operations for the three and six months ended June 30, 2022 and 2021 are not necessarily indicative of the results for a full-year period. These interim unaudited unreviewed condensed consolidated financial statements should be read in conjunction with the December 31, 2021 and 2020 audited financial statements.

3.	USE OF ESTIMATES

3.1	Preparation of the financial statements in conformity with US GAAP, requires management to make estimates and assumptions that affect reported amounts and disclosures. These estimates are based on information available as of the date of the financial statements. On an ongoing basis, management evaluates these estimates and assumptions using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could vary from those estimates.

4.	CONCENTRATION OF CREDIT RISK

4.1	The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a material loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company’s invested cash will not be affected by adverse conditions in the financial markets.

5.	FINANCIAL RISK MANAGEMENT

5.1	Liquidity: The Company has incurred significant net losses since inception that have accumulated to approximately $19,836,000 as of June 30, 2022 and used net cash in operating activities totaling approximately $5,899,000 during the six months ended June 30, 2022. The net losses and use of cash in operating activities resulted primarily from administrative, research and development, and marketing efforts. The Company has relied in the past upon cash flows from debt and equity issuances to fund operations. Management believes that current resources will be adequate to fund operations beyond one year from the date the financial statements were available to be issued.

6.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

6.1	PROPERTY AND EQUIPMENT: Property and equipment are stated at cost, less accumulated depreciation. Management reviews the major assets periodically to determine if impairment or changes in circumstance affect the overall value of the assets. With the most recent asset purchases, no impairment was considered due to the recent nature of the purchases. The Company’s property and equipment had a cost of $86,167 and accumulated depreciation totaling $8,832 as of June 30, 2022. The Company uses the straight-line depreciation method for all fixed assets as follows:

i.	Computer - 3-5 years
ii.	Furniture and fixtures - 5-7 years

6.2	INTANGIBLE ASSETS: The Company’s intangible assets consist of virtual real estate in the metaverse acquired during 2021 and is considered to have an indefinite life. The Company’s virtual assets are presented at cost, less impairment. The impairment charge during the half year ended June 30, 2022 was $1,379,452.

6.3	INCOME TAXES: The Company accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

6.4	The Company recognizes the financial statement amount of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a “more-likely-than-not” threshold, the amount recognized in the financial statements is the amount expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement benefit is recognized.

6.5	As of June 30, 2022 and 2021, management believes that the Company had no material uncertain tax positions. The Company currently has no federal or state examinations in progress.

6.6	Estimated interest and penalties related to the underpayment or late payment of income taxes are classified as a component of income tax provision in the accompanying statements of operations.

6.7	RESEARCH AND DEVELOPMENT: Research and development expenses primarily include the formulation of product and medical advisory board costs. The Company expenses research and development costs as incurred.

6.8	Management has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued.

7.	LOSS PER SHARE

7.1	Loss per common share is computed based on the weighted-average number of common shares outstanding and, when appropriate, dilutive potential common stock outstanding during the period. Stock options are considered to be potential common stock. The computation of diluted earnings (loss) per share does not assume exercise or conversion of securities that would have an anti-dilutive effect.

7.2	Basic earnings (loss) per common share is the amount of net earnings (loss) for the period available to each weighted-average share of common stock outstanding during the reporting period. Diluted earnings (loss) per common share is the amount of earnings (loss) for the period available to each weighted-average share of common stock outstanding during the reporting period and to each share of potential common stock outstanding during the period, unless inclusion of potential common stock would have an anti-dilutive effect.

7.3	During the three and six months ended June 30, 2022 and 2021, there were no dilutive common stock equivalents used in the calculation of diluted earnings (loss) per share since the impact would be anti-dilutive.

8.	INVESTMENTS

8.1	During the half year ended June 30, 2022, Ei.’s wholly owned subsidiary, Pluto 11.11, Inc. made minority equity investments totaling $1,845,311.

9.	INTANGIBLE ASSETS

9.1	The Company's intangible assets consist of 132 digital parcels estate in The Sandbox, acquired on December 21, 2021 with a total cost basis of $1,657,586 and a cost basis per parcel of $12,557. Each of the 132 digital parcels is the virtual equivalent of 96 by 96 meters. The Company plans to develop the virtual real estate for future therapeutic applications. The impairment charge on these digital parcels during the six months was $1,379,452.

10.	SAFE SECURITIES

10.1	The Company issued SAFE securities in 2021 and 2020 in exchange for cash. These funds were classified as liabilities and adjusted to fair value as of each reporting period.

10.2	As of June 30, 2022, the SAFE funds contributed by the investors were converted to shares of common stock consistent with the terms of the agreement.

11.	CAPITAL STOCK

11.1	The Company was originally authorized to issue 10,000 shares with a par value of $0.001, and 2,000 shares were issued to the sole stockholder at no cost. In May 2020, the Company's Certificate of Incorporation was amended, increasing the total number of authorized shares to be issued of 10,000,000, having a par value of $0.001 per share. Connected to this, the Company offered a one-for-thirty stock split, and the outstanding shares increased from 2,000 to 2,000,000. The effect of the stock split has been reflected retroactively in these financial statements.

11.2	On March 24, 2021, the Company's Certificate of Incorporation was amended, increasing the total number of authorized shares to be issued of 100,000,000, having a par value of $0.0001 per share. Connected to this, the Company offered a thirty-for-one stock split, and the outstanding shares increased from 2,000,000 to 60,000,000. The effect of the stock split has been reflected retroactively in these financial statements. The shares outstanding were subsequently increased to 66,696,797 due to issuance of shares during the period.

12.	STOCK OPTIONS

12.1	The Company’s stock option plan, originally approved on May 16, 2020 (“the Plan”), provides for the grant of stock awards, incentive stock options, nonqualified options, stock appreciation rights, shares of restricted stock, restricted stock unit awards, and other stock awards. Under the terms of the Plan, there were 11,500,000 common shares authorized for grant to employees, officers, directors and consultants as of June 30, 2022. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period of 3 years with 33% vesting after the first year of service and remainder vesting monthly thereafter. The options generally have a 10-year contractual life. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. As of June 30, 2022 and 2021, there were 6,538,006 and 6,466,500 stock options outstanding, respectively. We used the Black-Scholes option pricing model as the method for determining the estimated fair value for all stock options granted to directors and consultants. The risk-free interest rate is based on rates published by the government for bonds with a maturity, representative of the expected remaining life of the options at the valuation date. Volatility was determined by analyzing the volatility of comparable companies over a period comparable to the expected life of the options. Stock-based compensation expense for the six months ended June 30, 2022, and 2021 totaled $2,346,564 and $0, respectively and was booked to general and administrative expense on the statement of operations. As of June 30, 2022, and 2021, the Company had $11,904,252 and $0 of unrecognized stock-based compensation costs related to nonvested awards that will be recognized over a weighted-average period of 2.05 years.

12.2	The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the Six Months ended June 30, 2022: risk free interest rate 0.98%, expected stock price volatility 132%, expected dividend yield 0%, expected life of options 6.5 years. The grant date fair value of stock options granted through June 30, 2021 was immaterial and therefore no expense was recorded.

13.	COMMON STOCK

13.1	On March 22, 2021, the Company qualified to commence an offering of up to 10,121,457 shares of its Common Stock at a price of $4.94 per share under Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”). During the six months ended June 30, 2022 and 2021, 5,424,319 and nil (0) shares, respectively were issued through the Regulation A Offering.

14.	RECLASSIFICATION

14.1	Certain amounts in the 2021 financial statements have been reclassified to conform with current period presentation.

15.	RELATED PARTY DISCLOSURES

15.1	The Company through its wholly owned subsidiary Pluto 11.11 Inc. loaned $188,498 to a company owned by one of the Company’s officers, who is also a director. The loan will be repaid no later than immediately before the Effective Time of this Registration Statement.

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS

16.1	The Company accounts for financial instruments in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in non-active markets or in active markets for similar assets or liabilities, observable inputs other than quoted prices, and inputs that are not directly observable but are corroborated by observable market data; and

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

16.2	There were no changes in the fair value hierarchy leveling during the six months ended June 30, 2022.

	Level 1	Level 2	Level 3	Total
June 30, 2022
Investment in Bitzero Blockchain I	-	222,000	-	222,000
Investment in Odyssey Wellness	-	222,000	-	222,000
Investment in R Capital Funds
R Capital Gaming IIA	-	22,200	-	22,200
R Capital Crypto III	-	111,000	-	111,000
R Capital Crypto IVA	-	21,111	-	21,111
R Capital Fin Tech 1	-	111,000	-	111,000
R Capital Orbiter IA	-	25,000	-	25,000
Investment in Unstoppable Domains	-	1,111,000	-	1,111,000
Total	-	1,845,311	-	1,845,311

December 31, 2021
Investments	-	-	-	-

17.	LIQUIDITY

17.1	The Company is not generating revenue and has incurred net losses since its inception that totaled approximately $19,836,000 as of June 30, 2022 and the Company expects to incur additional losses for the foreseeable future. During the six months ended June 30, 2022, the Company used net cash in operating activities of approximately $5,899,000. As of June 30, 2022, the Company had approximately $6,569,000 of cash. At the current cash burn rate, the Company only has enough cash to fund its operations through the end of 2022. Management plans to raise additional capital through the sale of equity. If management is unable to raise adequate capital through the sale of equity, the Company will be required to significantly curtail its operations and it could impact the Company's ability to continue as a going concern.

18.	SUBSEQUENT EVENTS

None.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation*
2.2	Amended and Restated By-laws*
4.1	Form of Subscription Agreement*
6.1	Broker Dealer Agreement *
6.2	Form of License Agreement by and between Orthogonal Thinker, Inc and Ei.Ventures, Inc.*
6.5	Amended 2020 Equity Incentive Plan ++
7.1	Agreement and Plan of Merger, dated May 17, 2022, by and among Ei. Ventures, Inc. and Mycotopia Therapies, Inc. **
7.2	Voting Agreement, dated May 17, 2022, by and among PSLY.com and securityholders of Ei.Ventures, Inc.**
7.3	Voting Agreement, dated May 17, 2022, by and among PSLY.com and securityholders of Mycotopia Therapies, Inc.**
8.0	Escrow Agreement with Prime Trust, LLC*

* Incorporated by reference to the Company’s Form 1-A/A filed with the Commission on March 18, 2021.

** Incorporated by reference to the Company’s Current Report on Form 1-U filed with the Commission on May 21, 2022.

+ Incorporated by reference to the Company’s Current Report on Form 1-U filed with the Commission on April 23, 2021.

++ Incorporated by reference to the Company’s Current Report on Form 1-U filed with the Commission on July 23, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah on September 26, 2022.

Ei.Ventures, Inc.

/s/ David Nikzad
By: David Nikzad, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

By:	/s/ David Nikzad

By:	David Nikzad, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

Date: September 26, 2022

/s/ Jason Hobson
By Jason Hobson, Director
Date: September 26, 2022